As filed with the Securities and Exchange Commission on September 23, 2020.         Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

Chindata Group Holdings Limited

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee(2)
American Depositary Shares representing Class A ordinary shares of Chindata Group Holdings Limited.	400,000,000 American Depositary Shares	$5.00	$20,000,000	$2,596.00
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.
(2)	Pursuant to Rule 457(k) under the Securities Act of 1933, the registration fee is based on the maximum aggregate amount of fees or charges to be imposed in connection with the issuance of the American Depositary Shares being registered.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 21 and 22

3. Fees and Charges	Article number 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of ____________, 2020 among Chindata Group Holdings Limited, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipt attached as Exhibit A thereto. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. –Filed herewith as Exhibit 4.
e.	Certification under Rule 466. - Not Applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 23, 2020.

Legal entity created by the agreement for the issuance of depositary shares representing Class A ordinary shares of Chindata Group Holdings Limited.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Robert W. Goad
	Name:	Robert W. Goad
	Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, Chindata Group Holdings Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Beijing and Hong Kong, China, on September 23, 2020.

Chindata Group Holdings Limited

By:	/s/ Jing Ju
Name:	Jing Ju
Title:	Director and Chief Executive Officer

By:	/s/ Zhongjue Chen
Name:	Zhongjue Chen
Title:	Director

Each person whose signature appears below hereby constitutes and appoints Mr. Jing Ju, Mr. Zhongjue Chen and Mr. Dongning Wang, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on September 23, 2020.

Signature	Title

/s/ Michael Frederick Foust
Michael Frederick Foust	Chairman of the Board of Directors

/s/ Jing Ju	Director, Chief Executive Officer
Jing Ju	(principal executive officer)

/s/ Qian Xiao	Director, Chief Operating Officer
Qian Xiao

/s/ Dongning Wang	Chief Financial Officer
Dongning Wang	(principal financial and accounting officer)

/s/ Zhongjue Chen	Director
Zhongjue Chen

/s/ Barnaby Thomas Patrick Lyons	Director
Barnaby Thomas Patrick Lyons

/s/ Jonathan Jia Zhu	Director
Jonathan Jia Zhu

/s/ Weili Hong	Independent Director
Weili Hong

/s/ Thomas J. Manning	Independent Director
Thomas J. Manning

/s/ Gang Yu	Independent Director
Gang Yu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative of Chindata Group Holdings Limited in the United States, has signed this Registration Statement in New York, on September 23, 2020.

U.S. Duly Authorized Representative
COGENCY GLOBAL INC.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Deposit Agreement dated as of __________, 2020 among Chindata Group Holdings Limited, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.